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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------
                                  SCHEDULE TO
                             TENDER OFFER STATEMENT
                                     UNDER
                        SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------
                                  CHIREX INC.
                       (Name of Subject Company (Issuer))

                               ----------------
                            COUSIN ACQUISITION, INC.
                                     RHODIA
                      (Names of Filing Persons (Offerors))

                     Common Stock, Par Value $.01 Per Share
           (Including the Associated Preferred Share Purchase Rights)

                                  170038 10 3

                         (Title of Class of Securities)
                     (CUSIP Number of Class of Securities)
                               ----------------
                                John P. Donahue
                                  Rhodia Inc.
                            259 Prospect Plains Road
                           Cranbury, New Jersey 08512
                              Tel.: (609) 860-4370
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                and Communications on Behalf of filing persons)
                               ----------------
                                    Copy to:

                             Hubertus V. Sulkowski
                              Shearman & Sterling
                         114 avenue des Champs Elysees
                              75008 Paris, France
                               (33-1) 53-89-70-00
                               ----------------
                           CALCULATION OF FILING FEE

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
          Transaction Valuation*             Amount of Filing Fee**
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
           $557,738,843.75                       $111,547.80
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
* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $31.25, the per share tender offer price, by 17,847,643, the sum of the (i) 15,263,977 currently outstanding shares of Common Stock sought in the Offer as of July 23, 2000, (ii) outstanding options with respect to 2,508,666 shares of Common Stock as of July 23, 2000, and (iii) 75,000 shares of Common Stock that could be purchased under the Company's employee stock purchase plan, as of July 31, 2000.
** Calculated as 1/50 of 1% of the transaction value.
                               ----------------
[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    Amount Previously Paid:       Filing Party:
    Form or Registration No.:       Date Filed:
[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
   Check the appropriate boxes to designate any transactions to which the statement relates:
  [X]third-party tender offer subject to Rule 14d-1.
  [_]issuer tender offer subject to Rule 13e-4.
  [_]going-private transaction subject to Rule 13e-3.
  [_]amendment to Schedule 13D under Rule 13d-2.
  Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

   This Tender Offer Statement on Schedule TO (this "Schedule TO"), is filed by Rhodia, a French Corporation ("Parent"), and Cousin Acquisition, Inc., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Parent. This Schedule TO relates to the offer by Purchaser to purchase all issued and outstanding shares of Common Stock, par value $.01 per share (the "Common Shares"), together with the associated rights to purchase preferred shares that are issued pursuant to the Rights Agreement dated as of March 31, 1997 between ChiRex Inc. and The First National Bank of Boston as Rights Agent (the "Rights" and, together with the Common Shares, the "Shares"), of ChiRex Inc., a Delaware corporation (the "Company"), at a purchase price of $31.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 4, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of July 24, 2000, among Parent, Purchaser and the Company, a copy of which is attached as Exhibit (d)(1) hereto is incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

Item 10. Financial Statements of Certain Bidders.

   Not applicable.

Item 12. Material to Be Filed as Exhibits.

 (a)(1)  Offer to Purchase dated August 4, 2000.

 (a)(2)  Form of Letter of Transmittal.

 (a)(3)  Form of Notice of Guaranteed Delivery.

 (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

 (a)(5)  Form of Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees.

 (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

 (a)(7)  Summary Advertisement as published in The Wall Street Journal on
         August 4, 2000.

 (a)(8)  Joint Press Release issued by Parent and the Company on July 24,
         2000.*

 (a)(9) Transcript of Analyst Conference Call held on July 24, 2000, and made available for replay on July 25, 2000.**

 (a)(10) Press Release issued by Parent on August 4, 2000.

 (b)     None.

 (c)     None.

 (d)(1)  Agreement and Plan of Merger, dated as of July 24, 2000, among Parent,
         Purchaser and the Company.

 (d)(2)  Confidentiality Agreement, dated May 26, 2000, between Parent and the
         Company.

 (d)(3)  Confidentiality Agreement, dated June 27, 2000, between Parent and the
         Company.

 (d)(4) Consulting Agreement, dated as of the 24th day of July, 2000, among the Company, Michael A. Griffith and Parent.

 (d)(5) Consulting Agreement, dated as of the 24th day of July, 2000, among the Company, Francis Jackson Wright and Parent.

 (d)(6) Extension to Consulting Agreement, dated as of the 21st day of July, 2000, between the Company and K. Barry Sharpless.

 (d)(7)  Employment Agreement, dated as of the 24th day of July, 2000, among the Company, Ian D. Shott and
         Parent.

 (d)(8)  Employment Agreement, dated as of the 24th day of July, 2000, among the Company, Bruce P. Shutts and
         Parent.

 (d)(9)  Employment Agreement, dated as of the 24th day of July, 2000, among the Company, Stuart E. Needleman and Parent.

 (d)(10) Letter agreement re: grants of stock appreciation rights, dated as of July 21, 2000, between Parent and K. Barry Sharpless.

 (x)(24) Power of attorney from Mr. Bravard to Mr. Marien.

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*  Incorporated by reference to Schedule TO-C filed by Purchaser and Parent on
   July 24, 2000.
** Incorporated by reference to Schedule TO-C filed by Purchaser and Parent on July 25, 2000.

Item 13. Information Required by Schedule 13E-3.

   Not applicable.

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2000

                                          Cousin Acquisition, Inc.

                                           /s/ John P. Donahue
                                          By: _________________________________
                                             Name: John P. Donahue
                                             Title: President, Secretary and
                                             Treasurer

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2000

                                          Rhodia

                                            /s/ Michel Marien
                                          By: _________________________________
                                             Name: Michel Marien
                                             Title: President of the Life
                                             Science
                                                  Chemicals Enterprise

                                 EXHIBIT INDEX

 Exhibit No.
 -----------
 (a)(1)      Offer to Purchase dated August 4, 2000.

 (a)(2)      Form of Letter of Transmittal.

 (a)(3)      Form of Notice of Guaranteed Delivery.

 (a)(4)      Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.

 (a)(5)      Form of Letter to Clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees.

 (a)(6)      Form of Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9.

 (a)(7)      Summary Advertisement as published in The Wall Street Journal on
             August 4, 2000.

 (a)(8)      Joint Press Release issued by Parent and the Company on July 24,
             2000.*

 (a)(9) Transcript of Analyst Conference Call held on July 24, 2000, and made available for replay on July 25, 2000.**

 (a)(10)     Press Release issued by Parent on August 4, 2000.

 (d)(1)      Agreement and Plan of Merger, dated as of July 24, 2000, among
             Parent, Purchaser and the Company.

 (d)(2) Confidentiality Agreement, dated May 26, 2000, between Parent and the Company.

 (d)(3) Confidentiality Agreement, dated June 27, 2000, between Parent and the Company.

 (d)(4) Consulting Agreement, dated as of the 24th day of July, 2000, among the Company, Michael A. Griffith and Parent.

 (d)(5) Consulting Agreement, dated as of the 24th day of July, 2000, among the Company, Francis Jackson Wright and Parent.

 (d)(6) Extension to Consulting Agreement, dated as of the 21st day of July, 2000, between the Company and K. Barry Sharpless.

 (d)(7) Employment Agreement, dated as of the 24th day of July, 2000, among the Company, Ian D. Shott and Parent.

 (d)(8) Employment Agreement, dated as of the 24th day of July, 2000, among the Company, Bruce P. Shutts and Parent.

 (d)(9) Employment Agreement, dated as of the 24th day of July, 2000, among the Company, Stuart E. Needleman and Parent.

 (d)(10) Letter agreement re: grants of stock appreciation rights, dated as of July 21, 2000, between Parent and K. Barry Sharpless.

 (x)(24)     Power of attorney from Mr. Bravard to Mr. Marien.

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*  Incorporated by reference to Schedule TO-C filed by Purchaser and Parent on
   July 24, 2000.
** Incorporated by reference to Schedule TO-C filed by Purchaser and Parent on July 25, 2000.